Exhibit 14.1

Code of Business Conduct and Ethics For Directors

CAMERON INTERNATIONAL CORPORATION

INTRODUCTION.

This Code of Ethics for Directors has been adopted by the Board of Directors of Cameron International Corporation to promote honest and ethical conduct and compliance with applicable laws, rules, regulations and standards.  The Board recognizes that no code of conduct and ethics can replace the thoughtful behavior of an ethical Director.  Such a code, however, can focus attention on areas of ethical risk, provide guidance to help recognize and deal with ethical issues, and help to foster a culture of honesty and accountability

In the extremely unlikely event that a waiver of the Code for a Director would be in the best interests of the Company, as required by the Listing Standards of the New York Stock Exchange, such waiver can only be made by the Board of Directors or a Committee of the Board, and, as required by Sarbanes-Oxley, it must be disclosed promptly to shareholders.

PRINCIPLES AND PRACTICES.

In performing his or her duties, a Director of Cameron International Corporation should abide by the following principles:

1.  Standard of Conduct. In discharging his or her duty to direct the management of the business and affairs of Cameron, a director should at all times act in a manner he or she believes in good faith to be in the best interests of Cameron, and exercise the care an ordinarily prudent person in a like position would exercise under similar circumstances.

The Board represents the interests of shareholders, as owners of Cameron, in optimizing value by overseeing management performance on the shareholders' behalf. The Board's responsibilities in performing this oversight function include a duty of care and a duty of loyalty.

A director's duty of care refers to the responsibility to exercise appropriate diligence in overseeing the management of Cameron, making decisions and taking other actions. In meeting the duty of care, directors are expected to:

•	Attend and participate in board and committee meetings. Personal participation is essential.
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Remain properly informed about Cameron’s business and affairs. Directors should devote appropriate time to reviewing periodic updates provided by management, as well as studying board materials prior to each meeting.

•	Rely on others. Absent knowledge that makes reliance unwarranted, directors may rely on board committees, management, employees, and professional advisors.
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Make inquiries. Directors should make inquiries about potential problems that come to their attention and follow up until they are reasonably satisfied that management is addressing them appropriately.

A director's duty of loyalty refers to the responsibility to act in good faith and in Cameron’s best interests, not the interests of the director, a family member or an organization with which the director is affiliated. Directors should not use their positions for personal gain. The duty of loyalty may be relevant in cases of conflict of interest and corporate opportunities.

2.  Conflicts Of Interest.  Directors should conduct themselves in an honest and ethical manner and avoid any actual or apparent conflict of interest.  A conflict of interest occurs when a Director’s private interest interferes in any way with the interests of the Company, and/or makes it difficult to perform his or her duty objectively and effectively.

Directors should inform the Chairman of the Nominating & Governance Committee and the Chief Executive Officer of the Company prior to accepting a director or officer position or other affiliation with a for-profit entity.

Where necessary to avoid an actual or apparent conflict of interest, a director must recuse him or herself from any Company Board deliberations and decisions affecting his or her personal or professional interests.

3.  Corporate Opportunities.  Directors should not (a) take for themselves personally opportunities that are discovered through the use of Company property, information or position; (b) use Company property, information, or position for personal gain; or (c) compete with the Company.  Directors owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

4.  Confidentiality.  Directors should maintain the confidentiality of information entrusted to them by the Company or its customers, except when disclosure is authorized or legally mandated.  Confidential information includes all non-public information that might be of use to competitors, or harmful to the Company or its customers, if disclosed.

5.  Fair Dealing. Directors should endeavor to deal fairly with the Company’s various constituents.  No Director should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair dealing practice.

6.  Protection And Proper Use Of Company Assets.  Directors should protect the Company’s assets and ensure their efficient use.  All Company assets should be used for legitimate business purposes.

7.  Compliance With Laws, Rules And Regulations (Including Insider Trading Laws).  Directors should proactively promote compliance with laws, rules and regulations, including insider trading laws.  Insider trading is both unethical and illegal.

8.  Encouraging The Reporting Of Any Illegal Or Unethical Behavior.  Directors should proactively promote ethical behavior.  Directors should ensure that the Company encourages employees to talk to supervisors, managers or other appropriate personnel when in doubt about the best course of action in a particular situation.  Directors should ensure that the Company has an effective means for employees to report violations of laws, rules, regulations or the Company’s Code of Ethics for Management Personnel, including Senior Financial Officers or its Standards of Conduct.  Directors should ensure that the Company does not allow retaliation for reports made in good faith and that this is policy communicated to the employee.

9.  Compliance Procedures. Directors should communicate any suspected violations of this Code promptly to the Chairman of the Nominating and Governance Committee.  Violations will be investigated by the Board or by a person or persons designated by the Board, and appropriate action will be taken in the event of any violations of the Code.

10.  Annual Certification. Directors will annually sign a confirmation that they have read and will comply with this Code.

Board Approved: October 18, 2012